Exhibit 4.4

Execution Version

SECOND ADDENDUM TO WARRANT AGENT AGREEMENT

This Second Addendum (“Addendum”) dated October 1, 2026 (the “Effective Date”), to that certain Warrant Agent Agreement dated effective as of June 3, 2024 (as amended and supplemented prior to the date hereof, including by that certain First Addendum to Warrant Agent Agreement dated August 4, 2025, the “Agreement”), entered into by and between among NAKAMOTO INC., a Delaware corporation formerly known as Kindly MD, Inc. (the “Company”) and VSTOCK TRANSFER, LLC, a California limited liability company (“Warrant Agent”) shall read as follows:

1. The capitalized terms used in this Addendum shall have the same meaning as given in the Agreement unless otherwise changed or altered herein.

2. Pursuant to Section 7.14.1 of the Agreement, which provides that the Company may terminate the services of the Warrant Agent after giving thirty (30) days’ notice in writing to the Warrant Agent, the Warrant Agent is hereby terminated as Warrant Agent under the Agreement. The Warrant Agent hereby acknowledges such termination and, together with the Company, waives any further notice requirement under Section 7.14.1 of the Agreement.

3. Pursuant to Section 7.14.1 of the Agreement, effective as of the Effective Date, the Warrant Agent shall have no further duties, obligations, responsibilities or liabilities under the Agreement.

4. Pursuant to Section 7.14.1 of the Agreement, the Warrant Agent shall, at or promptly following the Effective Date: (a) deliver to Odyssey Transfer and Trust Company, a Minnesota corporation, in its capacity as successor warrant agent (the “Successor Warrant Agent”) all books, records, files and data relating to the warrants then held by the Warrant Agent; (b) deliver to the Successor Warrant Agent or, at the Company’s direction, to the Company, any funds, entitlements or other property held by the Warrant Agent under the Agreement; and (c) reasonably cooperate with the Company and the Successor Warrant Agent to effect an orderly transition of the Warrant Agent’s duties. Pursuant to the Agreement, the Successor Warrant Agent shall succeed to all rights, duties, obligations, and responsibilities of the Warrant Agent as of the Effective Date.

5. In all other respects where not in conflict herewith the terms and provisions of the Agreement shall remain in full force and effect.

6. This Addendum may be executed in one or more separate counterparts, each of which, when so executed, shall be deemed to be an original. Such counterparts shall, together, constitute and be one and the same instrument; and facsimile or electronically submitted signatures of the authorized representatives of the parties hereto shall be considered original signatures for all intents and purposes.

[Signatures appear on the next page]

IN WITNESS WHEREOF, the parties have executed this Addendum as of the Effective Date.

COMPANY

NAKAMOTO INC.,
a Delaware corporation

By:	/s/ Kyle Simon
Name:	Kyle Simon
Title:	General Counsel
October 1, 2026

WARRANT AGENT

VSTOCK TRANSFER, LLC

By:	/s/ Yoel Goldfeder
Name:	Yoel Goldfeder
Title:	Chief Executive Officer
October 1, 2026